Danske Bank

RECEIVED
2004 JUN -9 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities Exchange Commission
450 5th Street, North West
Washington, D.C. 20549
U.S.A.

Danske Bank
Danske Markets / ALM
2-12 Holmens Kanal
DK-1092 Copenhagen K

Tel.:+45 3344 0412

8 June 2004

Fax: 1 202 942 9628

04030920

SUPPL

File No. 82-1263

Danske Bank A/S
Rule 12g-3-2(b) filings

Please find attached a copy of a Stock Exchange Announcement sent to the Copenhagen Stock Exchange today.

Yours faithfully,

Danske Bank

Peter Holm Knud Erik Kristensen

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

dlw 6/22

Danske Bank

Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

June 8, 2004

Stock Exchange Announcement No. 12
(Not for release in the US)

Danske Bank to issue
bonds denominated in US dollars

Danske Bank will issue bonds in the amount of $750 million (DKr4,525 million) in an issue primarily targeted at the domestic US market. The bonds, which are perpetual, are issued as hybrid Tier 1 capital ranking junior to supplementary capital and forming part of the core capital.

The coupon for the period from June 15, 2004, until June 16, 2014, has been fixed at 5.914% p.a. with semi-annual interest payments. The issuing price has been fixed at 100%.

As of June 16, 2014, the bonds will carry a variable rate of interest fixed at the three-month USD-LIBOR plus a margin of 1.66% p.a. In connection with this change, Danske Bank has the option to call the issue at par.

The bonds will be listed on the Luxembourg Stock Exchange.

As announced in the annual report for 2003, the loan is raised in connection with the adjustment of Danske Bank's capital structure.

Yours faithfully,
Danske Bank

Contact person:
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9382
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	06/08 03:12
USAGE T	00'52
PGS.	2
RESULT	OK